SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(a)

(Amendment No. 7)*

Nuo Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

67059V100

(CUSIP Number)

David Clark
Deerfield Mgmt, L.P.
780 Third Avenue, 37th Floor
New York, New York  10017
(212) 551-1600

With a copy to:

Elliot Press, Esq.
Katten Muchin Rosenman LLP
575 Madison Avenue
New York, New York  10022
(212) 940-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 5, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 11 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No.	67059V100	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON Deerfield Mgmt, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D
CUSIP No.	67059V100	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON Deerfield Management Company, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D
CUSIP No.	67059V100	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON Deerfield Special Situations Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D
CUSIP No.	67059V100	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON Deerfield Private Design Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D
CUSIP No.	67059V100	Page 6 of 11 Pages

1	NAME OF REPORTING PERSON Deerfield Private Design International II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D
CUSIP No.	67059V100	Page 7 of 11 Pages

1	NAME OF REPORTING PERSON James E. Flynn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON* IN

This Amendment No. 7 (this “Amendment”) to Schedule 13D amends the Schedule 13D filed on August 8, 2015 by (i) Deerfield Mgmt, L.P. (“Deerfield Mgmt”), (ii) Deerfield Management Company, L.P. (“Deerfield Management”), (iii) Deerfield Special Situations Fund, L.P. (“Deerfield Special Situations Fund”), (iv) Deerfield Private Design Fund II, L.P. (“Deerfield Private Design II”), (v) Deerfield Private Design International II, L.P. (“Deerfield Private Design International II” and, together with Deerfield Special Situations Fund and Deerfield Private Design II, collectively referred to herein as the “Funds”) and (vi) James E. Flynn, a natural person (“Flynn” and collectively with Deerfield Mgmt, Deerfield Management, Deerfield Special Situations Fund,  Deerfield Private Design II and Deerfield Private Design International II, the “Reporting Persons”), with respect to the securities of Nuo Therapeutics, Inc., as amended by Amendment No. 1 thereto, filed on November 18, 2015, Amendment No. 2 thereto, filed on December 8, 2015, Amendment No. 3 thereto, filed on December 21, 2015, Amendment No. 4 thereto, filed on January 26, 2016, Amendment No. 5 thereto, filed on February 25, 2016 and Amendment No. 6 thereto, filed on March 17, 2016 (as amended, the “Schedule 13D”).

Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Scheduled 13D.

Item 4.   Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following:

On May 5, 2016 (the “Effective Date”), the Issuer’s Modified First Amended Plan of Reorganization under Chapter 11 of the Bankruptcy Code (the “Plan”) became effective.  In accordance with the Plan, among other things, all of the Warrants and the Notes held by the Reporting Persons were cancelled, and, as such, the Reporting Persons no longer beneficially own the Common Stock issuable upon exercise of the Warrants or conversion of the Notes.

Pursuant to the Plan, on the Effective Date, the Issuer issued to the Funds an aggregate of 29,038 shares of the Issuer’s Series A  Preferred Stock (“Series A Preferred Stock”) and assigned to an affiliate of the Funds all of the Company’s rights, title and interest in the existing Angel CPRP system and product lines license agreement with Arthrex, Inc., all associated intellectual property owned by the Issuer and licensed thereunder and rights to collect royalty payments.  The Series A Preferred Stock, among other things, ranks senior to the Common Stock with respect to rights upon a liquidation or dissolution of the Company, requires the Issuer to obtain the consent of the holders of at least two thirds of the Series A Preferred Stock in connection with certain transactions (including certain transactions described in  Items 4(a) through (j) of Schedule 13D), entitles the holders of Series A Preferred Stock to appoint one member of the Issuer’s board of directors (the “Series A Director”) and requires that the Series A Director serve on a standing committee of the board of directors established to exercise powers of the board of directors in respect of decisions or actions relating to the backstop capital call commitments entered into by the Issuer in connection with the Plan.   Lawrence Atinsky, a partner in Deerfield Management, has been appointed to serve as the Series A Director.

Item 5.   Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)       As of May 12, 2016, each Reporting Person beneficially owns zero (0) shares of Common Stock, or 0.00% of the Issuer’s outstanding Common Stock.

(b)       As of May 12, 2016, no Reporting Person has sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose of or to direct the disposition of or shared power to dispose or direct the disposition of any shares of Common Stock.

(c)       Other than the cancellation of the Notes and Warrants as described in Item 4 above, no Reporting Person has effected any transaction in the Common Stock during the past 60 days.

(d)       Not Applicable.

(e)        As of May 5, 2016, each Reporting Person ceased to be the beneficial owner of more than five percent of the Issuer’s Common Stock.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the following:

The information set forth in Item 4 is incorporated by reference herein.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  May 12, 2016

DEERFIELD MGMT, L.P.

By:  J.E. Flynn Capital, LLC, General Partner

By: /s/ Jonathan Isler
Name: Jonathan Isler
Title:   Attorney-in-Fact

DEERFIELD SPECIAL SITUATIONS FUND, L.P.

By:  Deerfield Mgmt, L.P., General Partner
By:  J.E. Flynn Capital, LLC, General Partner

By: /s/ Jonathan Isler
Name: Jonathan Isler
Title:   Attorney-in-Fact

DEERFIELD PRIVATE DESIGN FUND II, L.P.

By:  Deerfield Mgmt, L.P., General Partner
By:  J.E. Flynn Capital, LLC, General Partner

By: /s/ Jonathan Isler
Name: Jonathan Isler
Title:   Attorney-in-Fact

DEERFIELD PRIVATE DESIGN INTERNATIONAL II, L.P.

By:  Deerfield Mgmt, L.P., General Partner
By:  J.E. Flynn Capital, LLC, General Partner

By: /s/ Jonathan Isler
Name: Jonathan Isler
Title:   Attorney-in-Fact

DEERFIELD MANAGEMENT COMPANY, L.P.

By:  Flynn Management LLC, General Partner

By: /s/ Jonathan Isler
Name: Jonathan Isler
Title:   Attorney-in-Fact

JAMES E. FLYNN

/s/ Jonathan Isler
Jonathan Isler, Attorney-in-Fact